b) 11   Computation of per share earnings 03/31/2001

                   Clip 'N Pierce Fashions, Inc.
              Weighted Average Shares Outstanding
                 March 31, 2001, March 31, 2000

                            March 31, 2001     March 31, 2000

Weighted Average Shares        8,400,000           8,400,000

Net Loss                           5,730               1,345

Net Loss Per Share                0.0007               0.0002